UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STAR ENERGY CORP.
(Name of Issuer)

Common Stock	0001104671
(Title of Class of Securities)	(CUSIP Number)

EGPI Firecreek Inc.

6564 Smoke Tree Lane

Scottsdale, AZ 85253

Attn: Mr. Dennis Alexander

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7).

SCHEDULE 13D

CUSIP No. 0001104671

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EGPI Firecreek, Inc. TAX ID #: 88-0345961
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Exchange Purchase [see discussion listed under Item 3. herein]
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States, Incorporated in Nevada
Number of Shares Owned By Each Reporting Person With	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 2,100,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 2,100,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.22%
14	TYPE OF REPORTING PERSON Corporation

CUSIP No. ______________

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Firecreek Petroleum, Inc. Tax ID#: 75-2829664
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Exchange Purchase [see discussion listed under Item 3. herein]
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States, Incorporated in Nevada
Number of Shares Owned By Each Reporting Person With	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 2,,100,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 2,100,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.22%
14	TYPE OF REPORTING PERSON Corporation

Item 1.

Security and Issuer.

This statement on Schedule 13D (the "Statement") relates to the common stock, $.01 par value per share, of STAR Energy Corp, a  corporation (the “Issuer”), with its principal executive offices at 245 Park Avenue, 24th Floor, New York, NY 10167.

 Item 2.

Identity and Background.

This Schedule 13D is being filed to report EGPI Firecreek, Inc. (“Firecreek”) and Firecreek Petroleum, Inc. (“FPI”, with Firecreek, “EGPI”) equity position in Star Energy Corp. (“Star”) totaling 2,100,000 shares of Common Stock. . EGPI acquired this position on August 3, 2007 pursuant to a Letter Agreement by and between Firecreek, FPI and Star.

This Statement is being jointly filed by (i) Firecreek, and (ii) FPI.  The address of each of the Filers are as follows:

6564 Smoke Tree Lane

Scottsdale, AZ 85253

   During the last five years, the Filers have not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

All purchases of common stock of Star. made were in exchange for various rights and works developed by FPI including the historical goodwill, developed including contacts, research, and information collected, during Fiscal 2005 through to the present date. Amounts attributable to the acquisition of the Star shares spent to earn the shares for the various items of goodwill listed above, are listed as follows.:[The following aggregate amounts were expensed for the years ended 2005, and 2006 as there was no then reasonable assurance of future cash flows] Such amounts as estimated include i) $52,203 cash spent for efforts in Ukraine in Fiscal Year Ended December 31, 2005, and such pro rata amounts as a portion of our Firecreek and FPI related general and administrative expenses for 2005 and 2006 determined to represent approximately $500,000 to $750,000. Such amounts had been expensed as prior noted above.  The value of the Star shares at the date of the Transaction were approximately $567,000. Together with the $100,000 cash paid by Star to FPI and FPI expensing such goodwill in prior periods will result in gain overall on the transaction to the Company  No other funds or other consideration were used in making such purchases.

Item 4.

Purpose of Transaction.

All Star securities owned by Firecreek and FPI have been acquired for investment purposes only.

Item 5.

Interest in Securities of the Issuer.

As of the date of the event which required the filing of this Statement, August 3, 2007, Firecreek and FPI owned, jointly, 2,100,000 shares of Star’s Common Stock.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NONE

Item 7.

Material to be Filed as Exhibits.

Exhibit A     Identification of entities which acquired the shares which are the subject of this report on Schedule 13D

Exhibit B     Joint Filing Agreement dated August 16, 2007 Firecreek and FPI.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 17, day of August 2007

EGPI Firecreek, Inc.

By:	/s/ Dennis Alexander
Dennis Alexander
Chairman and Chief Financial Officer

Firecreek Petroleum, Inc.

By:	/s/ Dennis Alexander
Dennis Alexander
Chairman and Chief Financial Officer

Exhibit A

Identification of Reporting Persons which acquired the shares which are the subject of this report on Schedule 13D.

(1)      EGPI Firecreek, Inc. is a corporation formed under the laws of the State of Nevada.

(2)      Firecreek Petroleum, Inc. is a corporation formed under the laws of Delaware State.

Exhibit B

JOINT FILING AGREEMENT

         This Agreement is filed as an exhibit to Schedule 13D being filed by EGPI Firecreek, Inc. and Firecreek Petroleum, Inc. in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13D to which this Agreement is attached is filed on behalf of the below-named entities, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

                     This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated this 16,  day of August  2007

EGPI Firecreek, Inc.

By:	/s/ Dennis Alexander
Dennis Alexander
Chairman and Chief Financial Officer

Firecreek Petroleum, Inc.

By:	/s/ Dennis Alexander
Dennis Alexander
Chairman and Chief Financial Officer